UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CASCADE BANCORP

(Exact name of registrant as specified in its charter)

Oregon	6022	93-1034484
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1100 NW Wall Street
Bend, Oregon 97701
(541) 385-6205
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patricia L. Moss
President and Chief Executive Officer
1100 NW Wall Street
Bend, Oregon 97701
(541) 385-6205
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David R. Wilson Davis Wright Tremaine LLP 1201 Third Avenue Suite 2200 Seattle, Washington 98101 (206) 757-8274 (206) 757-7009—Facsimile	Casey T. Fleck Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, California 90071 (213) 687-5000 (213) 687-5600—Facsimile

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☑

Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities to be Registered	Aggregate Offering Price(1)(2)	Registration Fee
C Common Stock, no par value	$70,000,000	$3,906

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 7, 2009

PRELIMINARY PROSPECTUS

Shares

Common Stock

We are offering           shares of our common stock, no par value.  Our common stock is traded on the Nasdaq Capital Market under the symbol “CACB.” The last reported sale price of our common stock on the Nasdaq Capital Market on October 6, 2009 was $1.21  per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters also may purchase up to an additional               shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about             , 2009.

Keefe, Bruyette & Woods Sole Book-Running Manager
Fox-Pitt Kelton Cochran Caronia Waller

The date of this prospectus is _________   , 2009

TABLE OF CONTENTS

Page #s

Cautionary Note Regarding Forward-Looking Statements	ii

Where You Can Find Additional Information	iii

Incorporation of Certain Information by Reference	iii

Prospectus Summary	1

Risk Factors	6

Use of Proceeds	17

Capitalization	18

Price Range of Common Stock	19

Dividend Policy	20

Description of Capital Stock	21

Underwriting	26

Legal Matters	29

Experts	29

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in this prospectus, including under “Risk Factors,” the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our 2008 Annual Report on Form 10-K and the other documents incorporated by reference in this prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results:

•
our inability to comply in a timely manner with the cease and desist order with the Federal Deposit Insurance Corporation (“FDIC”) and the Oregon Division of Finance and Corporate Securities (“DFCS”), under which we are currently operating, could lead to further regulatory sanctions or orders, which could further restrict our operations and negatively affect our results of operations and financial condition;

•
local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our results of operations and financial condition;

•	the local housing/real estate market could continue to decline for a longer period than we anticipate;

•
the risks presented by a continued economic recession, which could continue to adversely affect credit quality, collateral values, including real estate collateral and OREO properties, investment values, liquidity and loan originations, reserves for loan losses and charge offs of loans and loan portfolio delinquency rates may be exacerbated by our concentration of operations in the States of Oregon and Idaho generally, and the Oregon communities of Central Oregon, Northwest Oregon, Southern Oregon and the greater Boise area, specifically;

•	we may be compelled to seek additional capital in the future to augment capital levels or ratios or improve liquidity, but capital or liquidity may not be available when needed or on acceptable terms;

•	interest rate changes could significantly reduce net interest income and negatively affect funding sources;

•	competition among financial institutions could increase significantly;

•
competition or changes in interest rates could negatively affect net interest margin, as could other factors listed from time to time in the Company’s Securities and Exchange Commission (“SEC”) reports;

•	the reputation of the financial services industry could further deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and

•
existing regulatory requirements, changes in regulatory requirements and legislation and our inability to meet those requirements, including capital requirements and increases in our deposit insurance premium, could adversely affect the businesses in which we are engaged, our results of operations and financial condition.

Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any documents incorporated by reference in this prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise, except to the extent required by law.

ii

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the underwriters are not, offering to sell, or seeking offers to buy, shares of common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and in the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of our common stock.   Our business, financial condition, results of operations, prospects and risks may have changed since those dates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet website.

Our website is located at www.botc.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our Annual Reports on Form 10-K, our proxy statements, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees, our Corporate Governance Guidelines, our Code of Conduct and Ethics, and any amendments or waivers thereto, and any other corporate governance materials contemplated by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference the following documents and other information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not “filed” in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	our Current Reports on Form 8-K filed January 2, 2009, July 31, 2009 (as amended by our Current Report on Form 8-K/A filed August 6, 2009), September 2, 2009 and September 4, 2009; and

•	our Definitive Proxy Statement on Schedule 14A filed March 13, 2009.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by contacting Gregory D. Newton, Executive Vice President and Chief Financial Officer, at our executive offices located at 1070 NW Bond Street, Suite 303, Bend, Oregon 97701, or by telephone at (541) 385-6205.

iii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that is important to you. For a more complete understanding of this offering, you should carefully read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference in this prospectus, including the financial statements. Unless otherwise stated in this prospectus, references to “we,” “us,” “our,” or “our company” refer to Cascade Bancorp and its wholly owned subsidiaries.

Cascade Bancorp

Cascade Bancorp (Nasdaq: CACB), headquartered in Bend, Oregon and its wholly owned subsidiary, Bank of the Cascades (the “Bank”, and collectively referred to with Cascade Bancorp as “the Company” or “Cascade”) operates in Oregon and Idaho markets. Founded in 1977, Bank of the Cascades offers full-service community banking through 32 branches in Central Oregon, Southern Oregon, Portland/Salem Oregon and Boise/Treasure Valley Idaho. At June 30, 2009, the Company had total consolidated assets of approximately $2.4 billion, net loans of approximately $1.7 billion and deposits of approximately $2.0 billion.  Cascade Bancorp has no significant assets or operations other than the Bank.

Overview and Business Strategy

Management and directors of Cascade have developed and implemented long-term goals and strategies with the objective of achieving sustainable, above peer diluted earnings per share growth for its shareholders while progressively serving the banking and financial needs of its customers and communities.  The Company’s business strategies include: 1) operate in and expand into growth markets; 2) strive to recruit and retain the best relationship bankers in such markets; 3) consistently deliver the highest levels of customer service; and 4) apply state-of-the-art technology for the convenience of customers.  Cascade’s mission statement is to “deliver the best in community banking for the financial well-being of customers and shareholders.”  The current downturn in the economy and related declines in real estate values have had a direct and adverse effect on the financial condition and results of operations for the Company, making near term execution of its growth related strategies problematic until such time as economic conditions stabilize and/or improve.  In the interim, the Company plans to conserve its capital and liquidity resources in light of the uncertain duration and severity of the present cycle.

Cascade’s original market was Central Oregon where in past years, according to the Environmental Systems Research Institute, Inc. and based primarily on U.S. Census data, population has grown in the 96th percentile nationally due largely to in-migration of those seeking the quality of life offered by the region.  The Company has grown with the community to a point of holding a 26% deposit market share of the Central Oregon market as of June 30, 2009.  In past years, management has sought to augment its banking footprint by expanding into other attractive Oregon markets, including Northwest and Southern Oregon.  At June 30, 2009, loans and deposits in the Northwest and Southern Oregon markets total a combined 36% and 28%, respectively of total Company balances. In April 2006, Cascade acquired Farmers and Merchants Bank (“F&M”) in Boise, Idaho.  At June 30, 2009, the Company’s Idaho region branches held loans and deposits of approximately 28% and 19%, respectively, of total Company balances. This expansion furthered the diversification of the Company’s banking business into multiple states and markets.  The combination of a historically fast growing economy and increasing market share contributed to sustained high performance until the 2007 economic downturn.

Recent Developments

Regulatory Order

On August 27, 2009 the Bank entered into an agreement with the Federal Deposit Insurance Corporation (“FDIC”), its principal federal banking regulator, and the Oregon Division of Finance and Corporate Securities (“DFCS”) which requires the Bank to take certain measures to improve its safety and soundness.

In connection with this agreement, the Bank stipulated to the issuance by the FDIC and the DFCS of a cease-and-desist order against the Bank based on certain findings from an examination of the Bank conducted in February 2009 based upon financial and lending data measured as of December 31, 2008 (the “Order”).  In entering into the stipulation and consenting to entry of the order, the Bank did not concede the findings or admit to any of the assertions therein.

Under the Order, the Bank is required to take certain measures to improve its capital position, maintain liquidity ratios, reduce its level of non-performing assets, reduce its loan concentrations in certain portfolios, improve management practices and board supervision and to assure that its Allowance for Loan and Lease Losses (“ALLL”) is maintained at an appropriate level.

Among the corrective actions required are for the Bank to develop and adopt a plan to maintain the minimum risk-based capital requirements for a “well-capitalized” bank, including a Tier 1 leverage ratio of at least 10% at the Bank level beginning 150 days from the issuance of the order.  At June 30, 2009, the Company’s leverage, Tier 1 capital and total risk-based capital ratios were 5.19%, 6.03% and 8.87%, respectively, and the Bank’s leverage, Tier 1 capital and total risk-based capital ratios were 6.50%, 7.58% and 8.86%, respectively, meeting the benchmarks for “adequately-capitalized” by regulatory standards.  These ratios include a reduction of 63 basis points in the leverage ratio and 74 basis points in the Tier 1 and total risk-based capital ratios related to a disallowance of $14.7 million or approximately 43% of the Company’s deferred tax assets based upon a regulatory accounting calculation standard that is not directly applicable under generally accepted accounting principles (“GAAP”).  Regulatory benchmarks for “adequately-capitalized” designation are 4%, 4% and 8% for leverage, Tier 1 capital and total risk-based capital, respectively; “well-capitalized” benchmarks are 5%, 6%, and 10%, for leverage, Tier 1 capital and total risk-based capital, respectively.

In addition, the Bank must retain qualified management and must notify the FDIC and the DFCS in writing when it proposes to add any individual to its board of directors or to employ any new senior executive officer. Under the Order the Bank’s board of directors must also increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all the Bank’s activities.

The Order further requires the Bank to ensure the level of the ALLL is maintained at appropriate levels to safeguard the book value of the Bank’s loans and leases, and to reduce the amount of non-performing loans to no more than 75% of capital.  The Bank also must adopt and implement plans to reduce delinquent loans and reduce loans and other extensions of credit to borrowers in the troubled commercial real estate market sector. The Order also requires the Bank to develop a written three-year strategic plan, a plan for improving and sustaining earnings, and a plan to preserve liquidity.

The Order restricts the Bank from taking certain actions without the consent of the FDIC and the DFCS, including paying cash dividends, and from extending additional credit to certain types of borrowers.

The Order further requires the Bank to maintain a primary liquidity ratio (net cash, net short-term and marketable assets divided by net deposits and short-term liabilities) of at least 15%.  During the second quarter of 2009, the Company substantially increased its interest bearing balances held mainly at the Federal Reserve Bank (FRB).  This action was taken to bolster the Bank’s liquidity as part of its contingency planning to help ensure ample and sufficient liquidity under a wide variety of adverse stress-test conditions.  At June 30, 2009 the balances held at the FRB were $303.6 million or approximately 13% of total assets and our primary liquidity ratio was 18.54%.  This contingent liquidity has the effect of lowering the Company’s net interest income because such assets presently earn only an overnight rate of 0.25%, which is below the cost of deposits.  Subject to the restriction on liquidity ratios in the Order, the Company intends to redeploy such assets into higher earning loans and investments at such time as management and the board of directors believes is prudent and within the context of the Order.

Special Shareholder Meeting

In order to consummate this offering, the Company will need to amend its Articles of Incorporation to increase the number of authorized shares of common stock.  The Company also is considering proposing a reverse split of its common stock.  The Company intends to call a special meeting of the shareholders on December     , 2009 for the purpose of increasing the number of authorized shares of common stock to 200,000,000 approving the reverse split of its common stock, if it is proposed, and approving the potential Investment described below, if necessary.

Potential Investment by David Bolger and Other Investors

As previously disclosed, the Company has engaged in discussions to attempt to raise additional capital from a variety of sources. Further, as described above, among the corrective actions required by the Order are for the Bank to develop and adopt a plan to maintain the minimum risk-based capital requirements for a “well-capitalized” bank, including a Tier 1 leverage ratio of at least 10%.

As part of our efforts to raise additional capital, including to meet the requirements of the Order, we are engaged in discussions with David Bolger, who beneficially owns approximately 21.44% of our common stock, and other third party investors regarding a potential investment in the Company’s equity securities or the equity securities of the Bank.  The discussions with Mr. Bolger have focused on a potential investment by Mr. Bolger of approximately $25 million, conditioned upon the issuance of an as yet undetermined amount of  equity securities by the Company or the Bank to third parties, including by the Company in this offering.  Any potential investment would be subject to a due diligence investigation by Mr. Bolger and the other possible investors and may require the approval of the Company’s shareholders. Any investment would ultimately result in Mr. Bolger beneficially owning a significantly higher percentage, possibly in excess of 50%, of the Company’s common stock.  If an investment by Mr. Bolger or any other person is consummated, other shareholders will suffer significant dilution, and Mr. Bolger could have increased influence over matters requiring shareholder approval, as well as our management and policies.  See "Risk Factors—Risks Associated With this Offering and the Company’s Common Stock — Future issuances or sales or shares of preferred stock or other senior securities or additional shares of common stock may cause dilution and other risks and may depress our share price " and “—Our principal shareholder may exercise significant influence over us.”  As of the date of this prospectus there is no understanding or agreement between us and Mr. Bolger or any other person with respect to any such potential investment, and there can be no assurances that these discussions will continue or that we will reach any understanding or agreement on the terms of any investment in the Company or the Bank with Mr. Bolger or any other person or that we will receive any equity investment from Mr. Bolger or any other person.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 6 of this prospectus and the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2008, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

Company Address and Telephone Number

The mailing address of the Company’s principal executive offices of is 1100 NW Wall Street, Bend, Oregon 97701.  The Company’s telephone number is (541) 385-6205.

THE OFFERING

The following summary contains basic information about our common stock and the offering and is not intended to be complete.  It does not contain all the information that is important to you.  For a more complete description of our common stock, see “Description of Capital Stock”.

Common stock offered	shares of common stock, no par value

Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

Common stock to be outstanding after this offering (1)	shares of common stock, no par value.

Use of proceeds
We estimate that we will receive net proceeds of approximately $      million (or approximately $       million if the underwriters exercise their over-allotment option in full) based on an offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.  We intend to use the net proceeds from this offering, together with net proceeds from the potential investment transactions described above under “—Recent Developments—Potential Investment by David Bolger and Other Investors,” to provide $      million to the Bank to support its growth and related regulatory capital needs, including the requirements of the Order.  We expect to use the remainder of the net proceeds for general working capital purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Nasdaq Capital Market Symbol	CACB

(1) The number of shares of common stock to be outstanding after this offering is based upon our                  outstanding shares as of                , 2009.  These shares exclude the following:

•	shares of common stock issuable upon the exercise of stock options outstanding at , 2009 with a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our equity incentive plan at , 2009; and

•	up to shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth Cascade’s summary selected consolidated historical financial data. You should read the summary selected consolidated financial information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements appearing in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference in this prospectus.

The following tables set forth summary selected consolidated financial data for us at and for each of the years in the five year period ended, December 31, 2008, 2007, 2006, 2005 and 2004 and at, and for the six-month periods ended, June 30, 2009 and 2008. The summary selected consolidated financial data for the years ended December 31, 2008, 2007 and 2006 and at December 31, 2008 and 2007, and for the six-month periods ended June 30, 2009 and 2008 and at June 30, 2009, respectively have been derived from the Company’s audited consolidated annual financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s unaudited condensed consolidated interim financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 which are incorporated by reference in this prospectus. The summary selected consolidated financial data for the years ended December 31, 2005 and 2004 and at December 31, 2006, 2005 and 2004, and at June 30, 2008, respectively, have been derived from the Company’s audited annual financial statements and the Company’s unaudited interim financial statements that are not incorporated by reference or contained in this prospectus.

Our unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations at the dates and for the periods indicated.  Historical results are not necessarily indicative of future results and the results of the six-month period ended June 30, 2009 are not necessarily indicative of our expected results for the full year ended December 31, 2009.

(In thousands, except per share data and ratios (unaudited))
	June 30,		December 31,
	2009	2008	2008		2007	2006	2005	2004

Balance Sheet Data (at period end)
Investment securities	$103,779	$90,491	$109,691		$87,015	$106,923	$59,286	$47,069
Loans, gross	1,802,714	2,066,091	1,956,184		2,041,478	1,887,263	1,049,704	859,559
Reserve for loan losses	62,388	42,637	47,166		33,875	23,585	14,688	12,412
Loans, net	1,740,326	2,023,454	1,909,018		2,007,603	1,863,677	1,035,016,	847,148
Total assets	2,402,333	2,438,124	2,278,307		2,394,492	2,249,314	1,269,671	1,007,163
Total deposits	1,955,585	1,586,666	1,794,611		1,667,138	1,661,616	1,065,379	851,397
Non-interest bearing deposits	424,838	417,076	364,146		435,503	509,920	430,463	340,652
Total common shareholders’ equity (book) (1)	104,833	272,459	135,239		275,286	261,076	104,376	86,432
Tangible common shareholders’ equity (tangible) (2)	97,703	158,701	127,318		160,737	144,947	97,653	79,542
Income Statement Data
Net interest income	$38,575	$49,306	$95,401		$108,504	$98,276	$59,552	$46,008
Loan loss provision	63,000	22,864	99,593		19,400	6,000	3,050	3,650
Net interest income (loss) after loan loss provision	(24,425)	26,442	(4,192)		89,104	92,276	56,502	42,358
Noninterest income	10,013	10,510	19,991		21,225	18,145	13,069	12,940
Noninterest expense(3)	39,195	34,138	173,671		62,594	52,953	34,201	29,578
Income (loss) before income taxes	(53,607)	2,814	(157,872)		47,735	57,468	35,370	25,720
Credit (provision) for income taxes	21,623	(167)	23,306		(17,756)	(21,791)	(12,934)	(9,712)
Net income (loss)	(31,984)	2,647	(134,566)		29,979	35,677	22,436	16,008
Share Data (2)
Basic earnings (loss) per common share	$(1.14)	$0.09	$(4.82)		$1.06	$1.37	$1.06	$0.77
Diluted earnings (loss) per common share	$(1.14)	$0.09	$(4.82)		$1.05	$1.34	$1.03	$0.74
Book value per common share	3.72	9.70	$4.81		$9.82	$9.22	$3.94	$3.29
Tangible value per common share	3.49	5.78	$4.53		$5.72	$5.11	$3.94	$3.29
Basic average shares outstanding	27,973	27,920	27,936		28,243	26,062	21,070	20,836
Fully diluted average shares outstanding	27,973	27,920	27,936		28,577	26,664	21,780	21,624
Key Ratios
Return on average total shareholders’ equity (book)	-47.77%	1.89%	(47.90	) %	10.92%	17.48%	24.04%	20.39%
Return on average total shareholders’ equity (tangible)	-50.53%	3.17%	(80.51	) %	18.83%	29.81%	25.93%	22.40%
Return on average total assets	-2.78%	0.22%	(5.58	) %	1.28%	1.86%	1.97%	1.83%
Net interest spread	3.16%	4.02%	3.90%		4.20%	4.65%	4.85%	5.35%
Net interest margin	3.55%	4.46%	4.44%		5.23%	5.73%	5.67%	5.74%
Credit Quality Ratios
Reserve for credit losses	$63,092	$45,800	$48,205		$37,038	$26,798	$14,688	$12,412
Reserve to ending total loans	3.50%	2.22%	2.46%		1.81%	1.42%	1.40%	1.44%
Non-performing assets (4)	$204,113	$127,105	$159,425		$55,681	$3,005	$40	$483
Non-performing assets to total gross loans and OREO	11.00%	6.05%	7.94%		2.71%	0.16%	—%	0.06%
Non-performing assets to total assets	8.50%	5.20%	7.00%		2.33%	0.13%	0.00%	0.05%
Delinquent >30 days to total loans	0.52%	0.19%	0.33%		0.47%	0.18%	0.02%	0.02%
Net Charge off’s (NCOs)	$47,777	$14,102	$86,302		$9,110	$1,282	$773	$991
Net loan charge-offs (annualized)	4.99%	1.37%	4.20%		0.46%	0.08%	0.08%	0.13%
Provision for loan losses to NCOs	132%	162%	115%		213%	468%	395%	368%
Capital Ratios

Bancorp

Shareholders’ equity to ending assets	4.36%	11.17%	5.94%		11.50%	11.61%	8.22%	8.58%
Leverage ratio (4)	5.19%	9.93%	8.19%		9.90%	9.82%	9.30%	10.00%
Tier 1 risk-based capital (4)	6.03%	9.88%	8.94%		10.00%	9.99%	9.83%	10.11%
Total risk-based capital ratio (4)	8.87%	11.13%	10.22%		11.27%	11.26%	10.72%	11.17%

Bank

Shareholders’ equity to ending assets	7.10%	13.88%	8.80%		14.11%	14.39%	9.60%	10.33%
Leverage ratio (4)	6.50%	9.75%	8.09%		9.74%	9.67%	9.17%	9.95%
Tier 1 risk-based capital (4)	7.58%	9.88%	8.83%		9.82%	9.82%	9.69%	9.94%
Total risk-based capital ratio (4)	8.86%	11.14%	10.09%		11.08%	11.07%	10.93%	11.19%

(1) Adjusted to reflect a 25% (5:4) stock split declared in March 2004 and October 2006.
(2) Excludes goodwill, core deposit intangible and other identifiable intangible assets, related to the acquisitions of Community Bank of Grants Pass and F&M Holding Company.
(3) 2008 noninterest expense includes $105,047 of goodwill impairment.
(4) Computed in accordance with FRB and FDIC guidelines.

RISK FACTORS

An investment in our common stock involves certain risks. Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could affect the value of your investment in the future. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus also contains forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2008, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision.

Risks Related to Our Business

The Bank was recently issued a cease and desist order from the FDIC and the State of Oregon which prohibits the Bank  from paying  dividends to the Company without the consent of the FDIC and the State of Oregon and places other limitations and obligations on the Bank.

On August 27, 2009, the Bank consented to the issuance by the FDIC and the State of Oregon of the Order based on certain findings from an examination of the Bank conducted in February 2009, which were based upon financial and lending data measured as of December 31, 2008.  The Order alleges unsafe or unsound banking practices and violation of federal and state law and/or regulations.  By consenting to the Order, the Bank neither admitted nor denied the allegations. The FDIC ordered that the Bank cease and desist from the following unsafe and unsound banking practices: (i) operating with management whose policies and practices are detrimental to the Bank and jeopardize the safety of its deposits; (ii) operating with a board of directors which has failed to provide adequate supervision over and direction to the active management of the Bank; (iii) operating with inadequate capital in relation to the kind and quality of the Bank’s assets; (iv) operating with an inadequate loan valuation reserve; (v) operating in such a manner as to produce operating losses; (vi) operating with inadequate provision for liquidity; and (vii) operating in violation of certain laws and/or regulations.

Under the Order, the Bank is required to take certain measures to improve its capital position, maintain liquidity ratios, reduce its level of non-performing assets, reduce its loan concentrations in certain portfolios, improve management practices and assure that its allowance for loan and lease losses is maintained at an appropriate level.

Among the corrective actions required are for the Bank to develop and adopt a plan to maintain in excess of the minimum risk-based capital requirements for a “well-capitalized” bank, including a total risk-based capital ratio of at least 10% at the Bank level.  At June 30, 2009, the Company’s leverage, Tier 1 capital and total risk-based capital ratios were 5.19%, 6.03% and 8.87%, respectively, and at the Bank level the leverage, Tier 1 capital and total risk-based capital ratios were 6.50%, 7.58% and 8.86%, respectively, meeting the benchmarks for “adequately-capitalized” by regulatory standards.  Regulatory benchmarks for “adequately-capitalized” designation are 4%, 4% and 8% for leverage, Tier 1 capital and total risk-based capital, respectively; “well-capitalized” benchmarks are 5%, 6%, and 10%, for leverage, Tier 1 capital and total risk-based capital, respectively.  Our capital ratios did not meet the benchmarks for a “well-capitalized” bank at September 30, 2009.

The Order further requires the Bank to ensure the level of the ALLL is maintained at appropriate levels to safeguard the book value of the Bank’s loans and leases, and to reduce the amount of non-performing loans.  The Bank also must adopt and implement plans to reduce delinquent loans and reduce loans and other extensions of credit to borrowers in the troubled commercial real estate market sector. The Order also requires the Bank to develop a written three-year strategic plan, a plan for improving and sustaining earnings, and a plan to preserve liquidity. The Order restricts the Bank from taking certain actions without the consent of the FDIC and the DFCS, including paying cash dividends and extending additional credit to certain types of borrowers.

In addition, the Bank must retain qualified management and must notify the FDIC and the DFCS in writing when it proposes to add any individual to its board of directors or to employ any new senior executive officer. Under the Order the Bank’s board of directors must also increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all the Bank’s activities.

The Bank is required to implement these measures under strict time frames and we can offer no assurance that the Bank will be able to implement such measures in the time frame provided, or at all.  Failure to implement the measures in the time frames provided, or at all, could result in additional orders or penalties from the FDIC and the State of Oregon, which could include further restrictions on the Bank’s business, assessment of civil money penalties on the Bank, as well as its directors, officers and other affiliated parties, termination of deposit insurance, removal of one or more officers and/or directors and the liquidation or other closure of the Bank. In addition, management will be required to devote a great deal of time to the implementation of these measures.  The devotion of such management resources may result in unforeseen operating difficulties or expenditures.  We may also face additional restrictions from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) based on the Bank’s capitalization. The consequences of the Bank failing to become “well-capitalized” could include additional restrictions on activities and loans and loss of Cascade Bancorp’s status as a  “Financial Holding Company” as defined in the 1999 Gramm-Leach-Bliley Act.

The Company expects to continue to be adversely affected by current economic and market conditions.

The Company's business is closely tied to the economies of Idaho and Oregon in general and is particularly affected by the economies of Central, Southern and Northwest Oregon, as well as the Greater Boise, Idaho area.  Since mid-2007 the country has experienced a significant economic downturn.  Business activity across a wide range of industries and regions has been negatively impacted and local governments and many businesses are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly in Idaho and Oregon, and is predicted to increase further, and may remain elevated for some time.

Beginning in mid-2007 and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities. The global markets have been characterized by substantially increased volatility, short-selling and an overall loss of investor confidence, initially in financial institutions, but more recently in companies in a number of other industries and in the broader markets.

The Company’s financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where the Company operates.  The current downturn in the economy and declining real estate values have had a direct and adverse effect on the financial condition and results of operations for the Company.  This is particularly evident in the residential land development and residential construction segments of the Bank’s loan portfolio.  Developers or home builders whose cash flows are dependent on sale of lots or completed residences have experienced reduced ability to service their loan obligations and the market value of underlying collateral has decreased dramatically.  The impact on the Company has been an elevated level of impaired loans, an associated increase in provisioning expense and charge-offs for the Company, leading to a net loss for 2008 and for the six-month period ended June 30, 2009.  It is expected that an elevated level of provisioning expense and charge offs will continue into 2010. In addition, the Bank experienced declining deposit resources because business and retail customers saw a reduction in overall level of assets and cash available to deposit in the Bank.  As a consequence, the Bank increased its use of more volatile wholesale funds.  There can be no assurance that these conditions will improve in the near term. Such conditions are expected to continue to adversely affect the credit quality of the Bank’s loans, liquidity profile and results of operations and financial condition. These conditions may also increase the Company’s need for additional capital which may not be available on terms acceptable to the Company, if at all.

The banking industry and the Company operate under certain regulatory restrictions that are expected to further impair our revenues, operating income and financial condition.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the DFCS, the FDIC, and the Federal Reserve. Our compliance with these laws and regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, access to capital and brokered deposits and locations of banking offices.  Further, Cascade Bancorp has been designated as a “Financial Holding Company” as defined in the 1999 Gramm-Leach-Bliley Act, and such designation subjects it to certain additional regulatory requirements. If we are unable to meet these regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

We must also meet regulatory capital requirements imposed by our regulators.  An inability to meet these capital requirements would result in numerous mandatory supervisory actions and additional regulatory restrictions, and could have a negative impact on our financial condition, liquidity and results of operations.  At June 30, 2009, we were “adequately-capitalized” by regulatory definition.  This designation affects our eligibility for a streamlined review process for acquisition proposals as well as our ability to accept brokered deposits without the prior approval of the FDIC.  If we do not remain “adequately-capitalized” we would be subject to further restrictions.

Failure to meet capital requirements imposed by certain regulatory restrictions will have a negative impact on our  financial condition, liquidity and results of operations.

We are subject to regulatory capital guidelines, which are used to evaluate our capital adequacy based primarily on the regulatory weighting for credit risk associated with certain balance sheet assets and certain off-balance sheet exposures such as unfunded loan commitments and letters of credit. To be “well-capitalized” we must have a Tier 1 capital ratio of at least 6%, a combined Tier 1 and Tier 2 risk-based capital ratio of at least 10%, and a leverage ratio of at least 5%, and not be subject to a directive, order, or written agreement to meet and maintain specific capital levels. Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement, and any other measure of capital deemed appropriate by the federal banking regulator for measuring the capital adequacy of an insured depository institution. As of June 30, 2009, we were deemed “adequately-capitalized” by regulatory definition. However, pursuant to the Order, the Bank must maintain a total risk-based capital ratio of at least 10% beginning 150 days from the issuance of the order.  The Bank must also develop and adopt a plan to meet and maintain the minimum risk-based capital requirements for a “well-capitalized” bank.  If we are unable to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected, in addition to any possible action, discussed above, that the FDIC or DFCS could take in connection with a failure to comply with or a violation of the Order.

The Company has a significant concentration in real estate lending. The sustained downturn in real estate within the Company’s markets has had and is expected to continue to have a negative impact on the Company.

Approximately 68% of the Bank’s loan portfolio at June 30, 2009 consisted of loans secured by real estate located in Oregon and Idaho.  Declining real estate values and a severe constriction in the availability of mortgage financing have negatively impacted real estate sales, which has resulted in customers' inability to repay loans. In addition, the value of collateral underlying such loans has decreased materially.  During 2008 and to date in 2009, we experienced significant increases in non-performing assets relating to our real estate lending, primarily in our residential real estate portfolio.  We will see a further increase in non-performing assets if more borrowers fail to perform according to loan terms and if we take possession of real estate properties. Additionally, if real estate values continue to further decline, the value of real estate collateral securing our loans could be significantly reduced. If any of these effects continue or become more pronounced, loan losses will increase more than we expect and our financial condition and results of operations would be adversely impacted.

In addition, the Bank’s loans in other real estate portfolios including commercial construction and commercial real estate have experienced and are expected to continue to experience reduced cash flow and reduced collateral value.  Nationally, delinquencies in these types of portfolios are increasing significantly.  While our portfolios of these types of loans have not been as adversely impacted as residential loans, there can be no assurance that the credit quality in these portfolios will not decrease significantly. Commercial construction and commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes us to significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.  These trends may continue and may result in losses that exceed the estimates that are currently included in the reserve for credit losses, which could adversely affect the Company’s financial conditions and results of operations. See also “Loans – Real Estate Loan Concentration Risk” in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2008 Annual Report on Form 10-K incorporated by reference in this prospectus.

The Company may be required to make further increases to its reserve for credit losses and to charge off additional loans in the future, which could adversely affect our results of operations.

The Company maintains a reserve for credit losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the reserve for credit losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the economy of the markets we serve. If current trends in the real estate markets continue, we expect that we may continue to experience increased delinquencies and credit losses, particularly with respect to the Bank’s residential development loans. Moreover, with the country currently in a recession, we expect that economic conditions in our market areas could worsen, potentially resulting in higher delinquencies and credit losses.  There can be no assurance that the reserve for credit losses will be sufficient to cover actual loan related losses.

Representatives of the Federal Reserve Board, the FDIC, and the DFCS, our principal regulators, have publicly expressed concerns about the banking industry’s lending practices and have particularly noted concerns about real estate-secured lending. Further, state and federal regulatory agencies, as an integral part of their examination process, review our loans and our allowance for loan losses.  Additional provision for loan losses or charge-off of loans could adversely impact our results of operations and financial condition. See “Loans – Loan Portfolio Composition” in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2008 Annual Report on Form 10-K incorporated by reference in this prospectus, for a more detailed description of the loan portfolio to which the reserve for credit losses applies.

Our reserve for credit losses  may not be adequate to cover future loan losses, which could adversely affect our earnings.

We maintain a reserve for credit losses in an amount that we believe is adequate to provide for losses inherent in our portfolio. While we strive to carefully monitor credit quality and to identify loans that may become non-performing, at any time there are loans in the portfolio that could result in losses that have not been identified as non-performing or potential problem loans. Estimation of the allowance requires us to make various assumptions and judgments about the collectability of loans in our portfolio. These assumptions and judgments include historical loan loss experience, current credit profiles of our borrowers, adverse situations that have occurred that may affect a borrower’s ability to meet its financial obligations, the estimated value of underlying collateral and general economic conditions.  Determining the appropriateness of the reserve is complex and requires judgment by management about the effect of matters that are inherently uncertain.  We cannot be certain that we will be able to identify deteriorating loans before they become non-performing assets, or that we will be able to limit losses on those loans that have been identified. As a result, future significant increases to the reserve for credit losses may be necessary. Additionally, future increases to the reserve for credit losses may be required based on changes in the composition of the loans comprising our loan portfolio, deteriorating values in underlying collateral (most of which consists of real estate in the markets we serve) and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the reserve for credit loss. Additionally, banking regulators, as an integral part of their supervisory function, periodically review our reserve for credit losses. These regulatory agencies may require us to increase the reserve for credit losses which could have a negative effect on our financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, brokered deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on  terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our primary funding source is customer deposits.  Since the onset of the recession in 2007, our core deposits declined because customers in general have experienced reduced funds available for core deposits.  As a result, the amount of our wholesale funding has increased. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We rely on commercial and retail deposits, brokered deposits, advances from the Federal Home Loan Bank ("FHLB") of Seattle, FRB discount window and other borrowings to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations, financial condition or capital ratings were to change.  Core relationship deposits historically have been the Bank’s primary source of liquidity, however, over the past several quarters customer relationship deposits have declined in tandem with the slowing economy.  Accordingly, the Bank increased its overall use of wholesale funding sources, including brokered deposits, and anticipates that it would need to do so until the economy rebounds.  However, “adequately capitalized” banks are restricted from accessing wholesale brokered deposits.  Further, the Order continues to restrict the Bank’s ability to accept additional brokered deposits, including the Bank’s reciprocal Certificate of Deposit Account Registry Service (CDARs) program, for which it previously had a temporary waiver.  The Bank’s primary counterparty for borrowing purposes is the FHLB, and liquid assets are mainly balances held at the FRB.  Available borrowing capacity has been reduced as we drew on our available sources.  Borrowing capacity from the FHLB of Seattle or FRB may fluctuate based upon the acceptability and risk rating of loan collateral, and counterparties could adjust discount rates applied to such collateral at their discretion, and  the FRB or FHLB of Seattle could restrict or limit our access to secured borrowings.  As with many community banks, correspondent banks have withdrawn unsecured lines of credit or now require collateralization for the purchase of fed funds on a short-term basis due to the present adverse economic environment.  In addition, collateral pledged against public deposits held at the Bank has been increased under Oregon law to 110% of such balances.  The Bank is a public depository and, accordingly, accepts deposit funds that belong to, or are held for the benefit of, the State of Oregon, political subdivisions thereof, municipal corporations and other public funds.  In accordance with applicable state law, in the event of default of one bank, all participating banks in the state collectively assure that no loss of funds is suffered by any public depositor.  Generally in the event of default by a public depository, the assessment attributable to all public depositories is allocated on a pro rata basis in proportion to the maximum liability of each public depository as it existed on the date of loss.  The maximum liability is dependent upon potential changes in regulations, bank failures and the level of public fund deposits, all of which cannot be presently determined.  Liquidity also may be affected by the Bank’s routine commitments to extend credit.  These circumstances have the effect of reducing secured borrowing capacity.

There can be no assurance that our sources of funds will remain adequate for our liquidity needs and we may be compelled to seek additional sources of financing in the future. There can be no assurance additional borrowings, if sought, would be available to us or, if available, would be on favorable terms. The Company’s stock price has been negatively affected by the recent adverse economic trend, as has the ability of banks and holding companies to raise capital or borrow in the debt markets compared to recent years. If additional financing sources are unavailable or not available on reasonable terms to provide necessary liquidity, our financial condition, results of operations and future prospects could be materially adversely affected.

The Company may elect or be compelled to seek additional capital in the future to augment capital ratios or levels or improve liquidity, but capital or liquidity  may not be available when it is needed.

The Company is required by federal and state regulatory authorities, including under the obligations placed on the Bank by the Order, to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to offset elevated risks arising from adverse economic conditions, support our business, finance acquisitions, if any, or we may otherwise elect to raise additional capital.  Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance.  In that regard, current market conditions and investor uncertainty have made it very challenging for financial institutions in general to raise capital.

In light of diverse and uncertain economic conditions, the Company is currently seeking additional equity capital to bolster the Company’s capital and liquidity positions. See “Recent Developments— Potential Investment by David Bolger and Other Investors.” The Company may not be able to obtain such financing or it may be only available on terms that are unfavorable to the Company and its shareholders. In the case of equity financings, dilution to the Company’s shareholders could result and securities issued in such financings may have rights, preferences and privileges that are senior to those of the Company’s current shareholders. Under the Company’s articles of incorporation, the Company may issue preferred equity without first obtaining shareholder approval. In addition, debt financing may include covenants that restrict our operations, and interest charges would detract from future earnings  Further, in the event additional capital is not available on acceptable terms through available financing sources, the Company may instead take additional steps to preserve capital, including slowing or reduced lending, selling certain assets and increasing loan participations. The Company reduced its dividend to $.01 in the third quarter of 2008, and eliminated its cash dividend at year end as part of its effort to preserve capital under current adverse economic conditions. There can be no assurance that possible future dividends will not be adversely affected.

If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects, in addition to any possible action discussed above, that the FDIC or DFCS could take in connection with a failure to comply with or a violation of the Order. There can be no assurance that the Company or the Bank could raise additional capital if needed on acceptable terms, or at all. Additionally, there can be no assurance that, if such capital was available, its price or terms would not be significantly dilutive to, or otherwise adversely affect, our shareholders.

Real estate values may continue to decrease leading to additional and greater than anticipated loan charge-offs and valuation write downs on our other real estate owned (“OREO”) properties.

Real estate owned by the Bank and not used in the ordinary course of its operations is referred to as “other real estate owned” or “OREO” property. We foreclose on and take title to the real estate serving as collateral for many of our loans as part of our business. During 2008 and 2009, we acquired OREO with a carrying value of $72.7 million relating to loans originated in the raw land and land development portfolio and to a lesser extent, other loan portfolios. Increased OREO balances lead to greater expenses as we incur costs to manage and dispose of the properties. We expect that our earnings in 2010 will continue to be negatively affected by various expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, and other costs associated with property ownership, as well as by the funding costs associated with assets that are tied up in OREO. Moreover, our ability to sell OREO properties is affected by public perception that banks are inclined to accept large discounts from market value in order to quickly liquidate properties. Any decrease in market prices may lead to OREO write downs, with a corresponding expense in our statement of operations. We evaluate OREO property values periodically and write down the carrying value of the properties if the results of our evaluations require it. Further write-downs on OREO or an inability to sell OREO properties could have a material adverse effect on our results of operations and financial condition.

Concern of customers over deposit insurance may cause a decrease in deposits.

With recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured.  Decreases in deposits may adversely affect our liquidity, funding costs and results of operation.

Our deposit insurance premium could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures, in which case the FDIC ensures payments of deposits up to insured limits from the Deposit Insurance Fund. Either an increase in the risk category of the Bank or adjustments to the base assessment rates, and/or a significant special assessment could have a material adverse effect on our earnings.  In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000 through December 31, 2013. These developments will cause the premiums assessed on us by the FDIC to increase and will materially increase our noninterest expense.

On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009 at 12 to 14 basis points per $100 of deposits. Beginning April 1, 2009, the rates increased to 12 to 16 basis points per $100 of deposits. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a special emergency assessment as of June 30, 2009, payable September 30, 2009, of 5 basis points on each FDIC insured deposit any institution’s assets, less Tier 1 capital, as of June 30, 2009, but the amount of the assessment is capped at 10 basis points of domestic deposits. The final rule also allows the FDIC to impose additional special emergency assessments on or after September 30, 2009, of up to 5 basis points per quarter, if necessary to maintain public confidence in FDIC insurance. The FDIC has indicated that a second assessment is probable. These higher FDIC assessment rates and special assessments will have an adverse impact on our results of operations. We are unable to predict the impact in future periods; including whether and when additional special assessments will occur, in the event the economic crisis continues.

We also participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLGP, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLGP’s noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLGP assessments are insufficient to cover any loss or expenses arising from the TLGP program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLGP program upon depository institution holding companies as well. These changes, along with the full utilization of our FDIC deposit insurance assessment credit in early 2009, will cause the premiums and TLGP assessments charged by the FDIC to increase. These actions could significantly increase our noninterest expense in 2009 and for the foreseeable future.

Changes in interest rates could adversely impact the Company.

The Company's earnings are highly dependent on the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in market interest rates impact the rates earned on loans and investment securities and the rates paid on deposits and borrowings. In addition, changes to the market interest rates may impact the level of loans, deposits and investments, and the credit quality of existing loans. These rates may be affected by many factors beyond the Company's control, including general and economic conditions and the monetary and fiscal policies of various governmental and regulatory authorities. Changes in interest rates may negatively impact the Company's ability to attract deposits, make loans and achieve satisfactory interest rate spreads, which could adversely affect the Company's financial condition or results of operations.

     The Company is subject to extensive regulation which undergoes frequent and often significant changes.

The Company's operations are subject to extensive regulation by federal and state banking authorities which impose requirements and restrictions on the Company's operations. The regulations affect the Company’s and the Bank’s investment practices, lending activities, and dividend policy, among other things.  Moreover, federal and state banking laws and regulations undergo frequent and often significant changes and have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Changes to these laws and regulations or other actions by regulatory agencies could, among other things, make regulatory compliance more difficult or expensive for the Company, could limit the products the Company and the Bank can offer or increase the ability of non-banks to compete and could adversely affect the Company in significant but unpredictable ways which in turn could have a material adverse effect on the Company’s financial condition or results of operations.  Failure to comply with the laws or regulations could result in fines, penalties, sanctions and damage to the Company’s reputation which could have an adverse effect on the Company’s business and financial results.

The financial services business is intensely competitive and our success will depend on our ability to compete effectively.

The Company faces competition for its services from a variety of competitors. The Company's future growth and success depends on its ability to compete effectively. The Company competes for deposits, loans and other financial services with numerous financial service providers including banks, thrifts, credit unions, mortgage companies, broker dealers, and insurance companies.  To the extent these competitors have less regulatory constraints, lower cost structures, or increased economies of scale they may be able to offer a greater variety of products and services or more favorable pricing for such products and services.  Improvements in technology, communications and the internet have intensified competition. As a result, the Company’s competitive position could be weakened, which could adversely affect the Company’s financial condition and results of operations.

Our information systems may experience an interruption or breach in security.

The Company relies on its computer information systems in the conduct of its business.  The Company has policies and procedures in place to protect against and reduce the occurrences of failures, interruptions, or breaches of security of these systems, however, there can be no assurance that these policies and procedures will eliminate the occurrence of failures, interruptions or breaches of security or that they will adequately restore or minimize any such events.  The occurrence of a failure, interruption or breach of security of the Company’s computer information systems could result in a loss of information, business or regulatory scrutiny, or other events, any of which could have a material adverse effect on the Company’s financial condition or results of operations.

We continually encounter technological change.

Frequent introductions of new technology-driven products and services in the financial services industry result in the need for rapid technological change.  In addition, the effective use of technology may result in improved customer service and reduced costs.  The Company’s future success depends, to a certain extent, on its ability to identify the needs of our customers and address those needs by using technology to provide the desired products and services and to create additional efficiencies in its operations.  Certain competitors may have substantially greater resources to invest in technological improvements. We may not be able to successfully implement new technology-driven products and services or to effectively market these products and services to our customers. Failure to implement the necessary technological changes could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

The Company’s controls and procedures may fail or be circumvented.

Management regularly reviews and updates the Company’s internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation’s controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company’s business, results of operations and financial condition. See “Item 9A Controls and Procedures” of our 2008 Annual Report on Form 10-K incorporated by reference in this prospectus.

Cascade Bancorp relies on dividends from the Bank.

Cascade Bancorp is a separate legal entity from the Bank and substantially all of our revenues are derived from Bank dividends. These dividends may be limited by certain federal and state laws and regulations.  In addition, any distribution of assets of the Bank upon a liquidation or reorganization would be subject to the prior liens of the Bank’s creditors.  Because of the elevated credit risk and associated loss incurred in 2008, regulators have required the Company to seek permission prior to payment of dividends on common stock or on Trust Preferred Securities. In addition, pursuant to the Order, the Bank is required to seek permission prior to payment of cash dividends on its common stock. The Company cut its dividend to zero in the fourth quarter of 2008 and deferred payments on its Trust Preferred Securities in the second quarter of 2009. We do not expect the Bank to pay dividends to Cascade Bancorp for the foreseeable future.  Cascade Bancorp does not expect to pay any dividends for the foreseeable future.  Cascade Bancorp is unable to pay dividends on its common stock until it pays all accrued payments on its Trust Preferred Securities. If the Bank is unable to pay dividends to Cascade Bancorp in the future, Cascade Bancorp may not be able to pay dividends on its stock or pay interest on its debt, which could have a material adverse effect on the Company’s financial condition and results of operations.

The Company may not be able to attract or retain key banking employees.

We expect our future success to be driven in large part by the relationships maintained with our clients by our executives and senior lending officers. We have entered into employment agreements with several members of senior management. The existence of such agreements, however, does not necessarily ensure that we will be able to continue to retain their services. The unexpected loss of key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings.

The Company strives to attract and retain key banking professionals, management and staff.  Competition to attract the best professionals in the industry can be intense which will limit the Company’s ability to hire new professionals.  Banking related revenues and net income could be adversely affected in the event of the unexpected loss of key personnel.

The value of certain securities in our investment securities portfolio may be negatively affected by disruptions in the market for  these securities.

While the Company’s investment portfolio securities are mainly guaranteed by government sponsored enterprises such as FNMA, GNMA, FHLMC and FHLB, the present volatility and relative illiquidity in financial markets may cause certain investment securities held within our investment portfolio to become less liquid. This, coupled with the uncertainty surrounding the credit risk associated with the underlying collateral, may cause material discrepancies in valuation estimates obtained from third parties. Volatile market conditions may affect the value of securities through reduced valuations due to the perception of heightened credit and liquidity risks, in addition to interest rate risk typically associated with these securities. There can be no assurance that the declines in market value associated with these disruptions will not result in impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our results of operations, equity, and capital ratios.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up  costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up  hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and prospects could be adversely affected.

Risks Associated With this Offering and the Company’s Common Stock

The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the offering is consummated. If the purchase price is greater than the market price at the time of sale, purchasers will experience an immediate decline in the market value of the common stock purchased in this offering. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility, which, in recent months, has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices for certain issuers without regard to those issuers’ underlying financial strength. As a result, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. This may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

Shareholder approval is required to authorize the proposed increase in authorized shares and the proposed reverse split, and this approval might not be received.

In order to consummate this offering, the Company will need to amend its articles of incorporation to increase the number of authorized shares of common stock.  The Company also is considering proposing a reverse split of its common stock.  In addition, shareholder approval may be required in connection with the potential investment by Mr. Bolger and others. The Company intends to call a special meeting of the shareholders on December     , 2009 for the purpose of increasing the number of authorized shares of common stock to 200,000,000, approving the reverse split of its common stock, if it is proposed, and approving the potential investment by Mr. Bolger and others, if necessary.  There can be no assurance that such proposals would be approved by our shareholders.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive.

Although our common stock trades on the Nasdaq Capital Market, the volume of trading in our common stock is lower than that of many other companies whose stock trades on this market.  A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time.  This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. As a result, you may not be able to resell your shares at or above the price you pay for them.

Further, we intend to propose a       for      reverse stock split which if approved will reduce the number of shares of common stock outstanding immediately after this offering from approximately        to      (assuming the underwriters exercise their full over-allotment option) . This could further reduce the liquidity and volume of trading in our common stock.

The Company’s stock price can fluctuate significantly in response to a variety of factors, which may change from time to time and some of which may be beyond our control,  including, among other things:

•	Actual or anticipated variations in quarterly results of operations or financial condition.

•	Recommendations by securities analysts or failure to meet analysts’ estimates.

•	Operating and stock price performance of other companies that investors deem comparable to the Company.

•	News reports relating to trends, concerns and other issues in the financial services industry.

•	Perceptions in the marketplace regarding the Company and/or its competitors and/or the industry.

•	General market and financial securities industry condition.

•	New technology used, or services offered, by competitors.

•	Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors.

•	Failure to integrate acquisitions or realize anticipated benefits from acquisitions.

•	Actions by shareholders, including sales of our common stock by shareholders, directors and officers.

•	Future sales of our equity and equity-related securities.

•	Changes or proposed changes in government regulations.

•	Anticipated or pending investigations, proceedings or litigation.

•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.

•	Other factors identified above under “Cautionary Note Regarding Forward-looking Information.”

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company’s stock price to change regardless of operating results.

Future issuances or sales of preferred stock or other senior securities or additional shares of common stock, may cause dilution and other risks and may depress our share price.

Our board of directors may authorize the issuance of preferred stock or other senior securities, or additional shares of common stock in connection with future equity offerings, including to meet minimum capital requirements, acquisitions of securities or assets of other companies or to be used as compensation for our executive officers.  Furthermore, there are significant implementation risks associated with the acquisition and integration of another entity into our company that could adversely impact our financial condition and results of operations. Our board may also classify or reclassify any unissued preferred stock and set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of preferred stock with preference rights over the common stock with respect to dividends, liquidation, voting and other matters or debt or other senior securities that rank senior to our common stock. In any event, the issuance of additional shares of our common stock could be dilutive to shareholders.

Holders of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any issuance of our common stock.  Moreover, to the extent that we issue options, warrants or similar instruments to purchase our common stock in the future and those options, warrants or similar instruments are exercised or we issue restricted stock which subsequently vests, our shareholders may experience future dilution. As of September 30, 2009, there were outstanding options to purchase 1,006,654 of our shares of common stock, and we may grant options to purchase up to an additional 1,357,482 shares of our common stock under our stock option plans. Shares purchased upon exercise of those options would be freely tradable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates. The market price of our common stock could decline as a result of sales of preferred stock or other senior securities or additional shares of our common stock made after this offering or the perception that such sales could occur.

In addition, in order to consummate this offering, we intend to call a special meeting of our shareholders for the purpose of increasing the authorized shares of common stock to 200,000,000.  Our authorized common stock currently consists of 45,000,000 shares, and immediately following the consummation of this offering, we expect to have         shares of common stock outstanding.  All of the shares of our common stock outstanding following the completion of this offering, including all of the shares offered by this prospectus, will be freely tradable in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, except for up to                shares that will be subject to a        -day lock-up agreement that will be entered into by us, our directors and executive officers.  Some of our principal shareholders have demand and piggyback registration rights with respect to the shares held by them, and registration of the sale of shares of our common stock by such shareholders would generally permit their sale into the market immediately after registration.  See “Description of Capital Stock—Shareholders Agreement.”.

Our principal shareholder may exercise significant influence over us.

David F. Bolger currently beneficially owns approximately 21.44% of our common stock.  In addition, as part of our efforts to raise additional capital, we are engaged in discussions with Mr. Bolger regarding a potential  investment by Mr. Bolger in the Company’s equity securities or the equity securities of the Bank.  The discussions with Mr. Bolger have focused on a potential investment by Mr. Bolger of approximately $25 million, conditioned upon the issuance of an as yet undetermined amount of equity securities by the Company or the Bank to third parties, including by us in this offering.  Any potential investment would be subject to a due diligence investigation by Mr. Bolger and the other investors and may require the approval of the Company’s shareholders.  Any such investment would ultimately result in Mr. Bolger beneficially owning a significantly higher percentage, possibly in excess of 50%, of our common stock.   As of the date of this prospectus there is no understanding or agreement between us and Mr. Bolger or any other person with respect to any such potential investment, and there can be no assurances that these discussions will continue or that we will reach any understanding or agreement on the terms of any investment in the Company or the Bank with Mr. Bolger or any other person or that we will receive any equity investment from Mr. Bolger or any other person.

In addition, Mr. Bolger and the Company are parties to a shareholders agreement pursuant to which Mr. Bolger has the right to nominate candidates for election to our board of directors and the Bank’s board of directors so long as he meets certain thresholds of ownership of our common stock.  Mr. Bolger has the right to nominate for election to each of our board of directors and the board of directors of the Bank (i) two candidates as long as he and certain affiliated shareholders collectively own at least 15% of our issued and outstanding common stock, and (ii) one candidate as long as he and certain affiliated shareholders collectively own at least 5% but less than 15% of our issued and outstanding common stock.  Thomas M. Wells and Clarence Jones currently serve as the nominees of Mr. Bolger pursuant to the shareholders agreement.  As a result, Mr. Bolger is able to exert influence over matters requiring shareholder approval, as well as our management and policies and, if Mr. Bolger makes an additional investment, such influence could increase.  See “Description of Capital Stock—Shareholders Agreement.”

We will have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

While we have specified the application of a significant portion of the net proceeds from this offering, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Although we intend to use the net proceeds from this offering to support the regulatory capital needs of the Bank, future growth and to apply a portion of the proceeds toward general working capital purposes, we cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition and could cause the price of our common stock to decline.

An investment in the Company’s common stock is not an insured deposit.

The Company’s common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company’s common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and the information incorporated herein by reference and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company’s common stock, you could lose some or all of your investment.

A holder with as little as a 5% interest in the Company could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (“BHCA”). In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHCA to acquire or retain 5% or more of our outstanding common stock and (2) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in us. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Oregon law and provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. In addition, our articles of incorporation authorizes our Board of Directors to issue additional shares of common stock and shares of preferred stock and such shares could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult or discourage an attempt to acquire or obtain control of us even if an acquisition might be in the best interest of our shareholders.

USE OF PROCEEDS

Assuming a public offering price of $      per share, we estimate that we will receive net proceeds of approximately $      million (or approximately $        million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with net proceeds from the potential investment transactions described above under “Prospectus Summary—Recent Developments—Potential Investment by David Bolger and Other Investors,” to provide $      million to the Bank to support its growth and related regulatory capital needs, including the requirements of the Order.  We expect to use the remainder of the net proceeds for general working capital purposes. The amounts and purposes for which we allocate the net proceeds of this offering may vary depending upon a number of factors, including future revenue and the amount of cash generated by our operations.

CAPITALIZATION

            The following table sets forth our cash and cash equivalents and our consolidated capitalization at September   , 2009 on an actual historical basis and as adjusted to reflect the sale of the            shares of common stock offered by us in this offering at an assumed public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses and giving effect to our receipt and application of the estimated net proceeds of approximately $         as described under “Use of Proceeds, and the      for              reverse stock split described under “Prospectus Summary—Recent Developments—Special Shareholder Meeting.”  If the underwriters exercise their over-allotment option in full, we estimate we will receive net proceeds of approximately $         .

September , 2009
	Actual	As Adjusted
(Dollars in thousands)

Cash and cash equivalents
Total liabilities
Stockholders’ equity:
Preferred stock, no par value, 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	$—	$—
Common stock, no par value, 45,000,000 shares authorized (200,000,000 authorized, as adjusted); shares issued and outstanding, actual; issued and outstanding, as adjusted(1)
Retained earnings
Accumulated other comprehensive loss

Total stockholders’ equity
Common book value per share
Tangible common book value per share
Equity to total assets, at period end

Cascade Bancorp Regulatory Capital Ratios: (2)
Leverage Ratio
Tier 1 risk-based capital
Total risk-based capital
Bank of the Cascade Regulatory Capital Ratios: (2)(3)
Leverage ratio
Tier 1 risk-based capital
Total risk-based capital

(1)	Excludes the following:

•	shares of common stock issuable upon the exercise of stock options outstanding at September , 2009 with a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our employee stock option plan at September , 2009; and

•	up to shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

Please read the capitalization table together with the section entitled “Summary Selected Consolidated Financial Data” and our financial statements and related notes incorporated by reference in this prospectus.

(2) Computed in accordance with FRB and FDIC guidelines.

(3) Assumes a contribution of $       from the net proceeds of this offering.

PRICE RANGE OF COMMON STOCK

Cascade Bancorp common stock trades on the Nasdaq Capital Market under the symbol “CACB.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the Nasdaq Capital Market and the cash dividends declared on the common stock.  The sales price and cash dividends shown below are retroactively adjusted for stock dividends and splits and are based on actual trade statistical information provided by the Nasdaq Capital Market for the periods indicated. Prices do not include retail mark-ups, mark-downs or commissions.  As of September 30, 2009 we had approximately 28,155,283 shares of common stock outstanding, held of record by approximately 8,400 shareholders.  The last reported sales price of our common stock on the Nasdaq Capital Market on October 6, 2009 was $1.21 per share.

Quarter Ended	High	Low	Dividend per share
2009
December 31 (through October 6, 2009)	$1.21	$1.10	N/A
September 30	$2.39	$1.05	N/A
June 30	$2.84	$1.26	N/A
March 31	$7.25	$0.61	N/A
2008
December 31	$10.00	$5.07	$0.01
September 30	$11.64	$6.26	$0.01
June 30	$10.35	$7.43	$0.10
March 31	$14.48	$9.01	$0.10
2007
December 31	$24.14	$13.44	$0.10
September 30	$25.28	$20.68	$0.09
June 30	$26.05	$21.21	$0.09
March 31	$31.54	$24.50	$0.09

DIVIDEND POLICY

The amount of future dividends will depend upon our earnings, financial conditions, capital requirements and other factors and will be determined by our board of directors.  The appropriate regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends, which would constitute an unsafe or unsound banking practice. Because of the elevated credit risk and associated loss incurred in 2008, the Company cut its dividend to zero in the fourth quarter of 2008 and deferred payments on its Trust Preferred Securities in the second quarter of 2009.  Cascade Bancorp is unable to pay dividends on its common stock until it makes all accrued payments on its Trust Preferred Securities. Meanwhile, pursuant to the Order, the Bank is required to seek permission prior to payment of dividends on its common stock.  There can be no assurance as to future dividends because they are dependent on the Company’s future earnings, capital requirements and financial conditions.

DESCRIPTION OF CAPITAL STOCK

The following summary is not a complete description of the applicable provisions of our articles of incorporation, as amended, and bylaws, as amended and restated, or of applicable statutory or other law, and is qualified in its entirety by reference thereto.  See “Where You Can Find Additional Information.”

Authorized Capitalization

Our authorized capital stock consists of:

•      45,000,000 shares of common stock, without par value; and

•      5,000,000 shares of preferred stock, without par value.

In order to consummate this offering, the Company will need to amend its articles of incorporation to increase the number of authorized shares of common stock.  The Company also is considering proposing a reverse split of its common stock.  In addition, shareholder approval may be required in connection with the potential investment by Mr. Bolger and others. The Company intends to call a special meeting of the shareholders on December     , 2009 for the purpose of increasing the number of authorized shares of common stock to 200,000,000, approving the reverse split of its common stock, if it is proposed and approving the potential investment by Mr. Bolger and others, if necessary. There can be no assurance that such proposals would be approved by our shareholders.  All shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and non-assessable.

Common Stock

As of September 30, 2009, there were 28,155,283 shares of common stock outstanding held by approximately 8,400 holders of record, which excludes beneficial owners who hold their shares through nominees or in “street” name.

Voting Rights.  Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of shareholders. Our bylaws provide that the presence of holders of shares representing a majority of the voting power of our outstanding capital stock entitled to vote at a shareholders’ meeting shall constitute a quorum.  When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our articles of incorporation.  There are no cumulative voting rights.

Supermajority Voting Rights.  The vote of either a majority of the board of directors or the affirmative vote of two-thirds of our outstanding capital stock is required to approve certain activities, including a merger or consolidation of the Company into another entity, certain significant dispositions of the Company’s assets, including its subsidiaries, and certain reclassifications or recapitalizations of the Company.

Dividends.  Each holder of our common stock is entitled to such dividends as the board of directors may declare from time to time out of funds legally available therefor. Our dividends depend upon the receipt by us of dividends from our subsidiaries because we have no source of income other than dividends from our subsidiaries.  These rights are subject to the preferential rights of any preferred stock that we may issue in the future.

Preferred Stock

As of October 6, 2009, there were no shares of preferred stock outstanding. Our board of directors is authorized, without further action of the shareholders, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects of Certain Provisions in Our Articles of Incorporation and Bylaws and Oregon Law

The Oregon Control Share Act ("OCSA") regulates the process by which a person may acquire control of certain Oregon-based corporations without the consent and cooperation of the board of directors. The OCSA provisions restrict a shareholder's ability to vote shares of stock acquired in certain transactions not approved by the board that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third, or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the shareholders. A corporation may opt out of the OCSA by provision in the corporation's articles of incorporation or bylaws. The Company has not opted to take itself outside of the coverage of the OCSA.  Under our articles of incorporation and bylaws, the affirmative vote of either seventy-five percent of the outstanding shares of capital stock of the Company, excluding interested shares or two-thirds of the board of directors is required to opt out of the OCSA.

Except under certain circumstances, the Oregon Business Corporation Act (the “OBCA”) also prohibits a "business combination" between a corporation and an "interested shareholder" (in the case of the OBCA) within three years of the shareholder becoming an "interested shareholder." Generally, an "interested shareholder" is a person or group that directly or indirectly controls, or has the right to acquire or control, the voting or disposition of 15% or more of the outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. A "business combination" is defined broadly to include, among others (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested shareholder, (ii) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested shareholder, and (iv) receipt by the interested shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

A business combination between a corporation and an interested shareholder is prohibited unless (i) prior to the date the person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2 / 3 % of the outstanding voting stock not owned by the interested shareholder.

These restrictions placed on interested shareholders by the OBCA do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation's original articles of incorporation or certificate of incorporation contains a provision expressly electing not to be governed by the applicable section of the OBCA; or (ii) if the corporation, by action of its shareholders, adopts an amendment to its bylaws, articles of incorporation or certificate of incorporation expressly electing not to be governed by the applicable section of the OBCA, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Such an amendment, however, generally will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested shareholder at or prior to such adoption. In addition, the restrictions are not applicable to certain business combinations proposed between the announcement and the consummation or abandonment of certain transactions, including mergers and tender offers.  The Company has not elected to take itself outside of the coverage of the applicable sections of the OBCA.

Authorized but Unissued Shares

Our articles of incorporation provide that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval; however, such issuances are subject to various limitations imposed by the Nasdaq Capital Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our shareholders do not have preemptive rights with respect to the future issuance of capital stock.  The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Election and Removal of Directors

Our bylaws require a minimum of nine directors and a maximum of eleven directors with the number of directors at any time to be fixed by board resolution. We currently have nine directors. Directors are elected by a majority of the votes present at each annual meeting of our shareholders. The OBCA provides that shareholders may remove directors with or without cause by the affirmative vote of a majority of the votes cast at a meeting of shareholders called for the purpose of removing the director when a quorum is present.

Pursuant to the shareholders agreement, dated as of December 27, 2005, by and among the Company, David F. Bolger and the other shareholders party thereto, Mr. Bolger has the right to nominate candidates for election to our board of directors so long as he and such shareholders meet certain thresholds of ownership of our common stock.  See “—Shareholders Agreement” below.

Board Meetings

Our bylaws provide that the chief executive officer, secretary, or a majority of the directors, may call special meetings of the board of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to shareholders proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors when nominating its director designees.

Shareholder Action by Written Consent: Special Meeting

Our bylaws provide that shareholder action can be taken by written consent in lieu of a meeting if such action is approved by the appropriate number of shareholders required to approve such action.  Our bylaws provide that a special meeting may only be called by the chief executive officer or by the shareholders upon a request in writing of shareholders owning at least ten percent of our entire capital stock then issued, outstanding and entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

Under the OBCA, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under the OBCA, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s articles of incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the Articles of Incorporation, officers of the corporation are also entitled to the benefit of the above statutory provisions.

The OBCA also provides in §60.047 that the corporation may, by its articles of incorporation, eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that the articles of incorporation may not eliminate or limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful distribution, or any transaction from which the director received an improper personal benefit.

Consistent with Oregon law, our bylaws provide for the indemnification of our directors or officers subject to certain limitations, and Article XII of our articles of incorporation provides for the elimination of personal liability of directors under certain circumstances.

Shareholders Agreement

The Company is party to a shareholders agreement with David F. Bolger and Two-Forty Associates, an entity controlled by Mr. Bolger (the “Bolger Shareholders”).  The shareholders agreement was entered into in connection with our acquisition of Farmers & Merchants State Bank (“F&M”).  Mr. Bolger and Two-Forty Associates were the shareholders of F&M.  The Bolger Shareholders collectively own approximately 21.44% of our common stock.

Director Nominees.  Pursuant to the shareholders agreement, following the closing of the acquisition of F&M, the Company increased the size of its board of directors and the board of directors of the Bank by two, and nominated two individuals selected by Mr. Bolger to the Company’s board of directors and to the board of directors of the Bank.  Thomas M. Wells and Clarence Jones currently serve as the nominees of Mr. Bolger pursuant to the shareholders agreement.

Mr. Bolger has the continuing right to nominate up to two candidates for election to the Company’s board of directors and the Bank’s board of directors so long as the Bolger Shareholders meet certain thresholds of ownership of the Company’s common stock.  Mr. Bolger has the right to nominate for election to each of the Company’s board of directors and the board of directors of the Bank (i) two candidates as long as he and the Bolger Shareholders collectively own at least 15% of the Company’s issued and outstanding common stock, and (ii) one candidate as long as he and the Bolger Shareholders collectively own at least 5% but less than 15% of the Company’s issued and outstanding common stock.  In all such cases, the Company has agreed to cause the nominee to be elected as a director of the Company’s and the Bank’s boards of directors.

If any of Mr. Bolger’s nominees resigns or is unable to serve as a director, Mr. Bolger may designate a replacement, and the appropriate board of directors must elect such replacement to the unexpired term of the replaced director so long as Mr. Bolger is entitled to nominate a director as set forth above.  Such replacement director must be reasonably acceptable to the remaining members of the Company’s board of directors (or nominating committee), and, without the consent of the Company’s board of directors (or nominating committee), such replacement may not be an individual who is an affiliate of a competitor of the Company.  Any removal of a director nominated by Mr. Bolger requires the prior affirmative consent of Mr. Bolger unless such removal is required by law or such director is no longer qualified to serve as a director pursuant to applicable SEC or regulatory requirements or a generally applicable policy of the board of directors.

Pursuant to the shareholders agreement, Mr. Bolger was appointed as a “director emeritus” of the Company after the closing of the F&M acquisition.  In this capacity, and pursuant to the shareholders agreement, Mr. Bolger has no voting authority, does not receive any form of compensation and is not an attendee at board meetings.  Pursuant to the shareholders agreement, Mr. Bolger has agreed not to nominate himself to serve as a director of the Company or the Bank and not to accept an appointment to stand for election as such a director, and the Bolger Shareholders have agreed not to vote their shares in factor of Mr. Bolger as a director of the Company or the Bank.

Standstill.  Pursuant to the shareholders agreement, the Bolger Shareholders agreed that until the occurrence of a “performance event,” as such term is defined in the shareholders agreement, the Bolger Shareholders will not (i) solicit proxies from other shareholders of the Company, (ii) initiate any tender offers in connection with the Company’s common stock, or (iii) take any other steps to initiate, directly or indirectly, a “change of control,” as such term is defined in the shareholders agreement, of the Company, except that the Bolger Shareholders may vote their shares in favor of a transaction or matter that would result in a change of control of the Company in their sole and absolute discretion.  In addition, pursuant to the shareholders agreement, the Bolger Shareholders agreed that until the occurrence of a “performance event” they would communicate any recommendations or concerns with respect to the Company or the Bank directly with the Company’s board of directors, any director or the Company’s chief executive officer and would not communicate, directly or indirectly, with other shareholders of the Company with respect to the Company or the Bank, in each case, subject to certain exceptions.

A “performance event” includes the occurrence of any of the following after April 20, 2009, the third anniversary of the effective date of the F&M acquisition:

•
a cease and desist order is issued (whether or not consensually) by a state or federal agency having jurisdiction over the Company or its subsidiaries with respect to the banking operations of the Company or its subsidiaries and such order is not withdrawn within 30 days;

•	the Bank is not “adequately capitalized” as defined for purposes of the “prompt corrective action” provisions of the Federal Deposit Insurance Act;

•
(A) the number obtained by dividing (i) the average of the daily closing prices of a share of the Common Stock on the NASDAQ Small Cap Market or NASDAQ National Market, whichever is applicable, over the twelve (12) calendar month period ending on the last day of a calendar quarter (the “ending twelve (12) month period”) by (ii) the average of the daily closing prices of a share of the Common Stock on the NASDAQ Small Cap Market or NASDAQ National Market, whichever is applicable, over the twelve (12) calendar month period ending on the last day of the same calendar quarter in the preceding calendar year (the “starting twelve (12) month period”) (appropriately adjusted for any stock dividends, splits or similar transaction) is less than (B) the product of (i) the number obtained by dividing the average of the daily closing prices of the NASDAQ Banking Index over the ending twelve (12) month period by the average of the daily closing prices of the NASDAQ Banking Index over the starting twelve (12) month period multiplied by (ii) 0.70;

•
the return on average tangible equity of the Company is less than 100% of the median return on average tangible equity of the companies in the NASDAQ Banking Index, in each case measured over the prior four (4) calendar quarters; or

•
Patricia Moss is no longer chief executive officer of the Company for any reason and has not been replaced within nine (9) months of her no longer being the chief executive officer of the Company by a chief executive officer selected by the board of directors after good faith consultations with Mr. Bolger.

As of June 30, 2009, a “performance event” had occurred pursuant to the third bullet point set forth above.  In addition, the issuance of the Order constituted a “performance event.”

Registration Rights.  Pursuant to the shareholders agreement, the Bolger Shareholders have demand and piggyback registration rights with respect to the 5,325,000 shares of the Company’s common stock acquired by them in the Company’s acquisition of F&M.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane—Plaza Level, New York, New York 10038, and its telephone number is (888) 777-0321.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “CACB.”

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc. as representative of the several underwriters (collectively, the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated                 , 2009 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of the Company’s common stock listed next to its name in the following table:

Underwriter of Shares	Number
Keefe, Bruyette & Woods, Inc.
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted to the Underwriters an option to buy                  additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $                    per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the Underwriters may change the offering price and the other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional            shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $                .  In addition, we have agreed to reimburse the Underwriters for certain expenses incurred by them in connection with the offering, the amount of such expenses not to exceed $                 without our prior written approval.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the Underwriters, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of                days after the date of this prospectus. At any time and without public notice, the Underwriters may, in their sole discretion, release all or some of the securities from these lock-up agreements.

The        -day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the       -day restricted period and ends on the last day of the      -day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the      -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the     -day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

Listing

Our common stock is quoted on the Nasdaq Capital Market under the symbol “CACB.”

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on Nasdaq prior to the pricing and completion of this offering. Passive market making consists of displaying bids on Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

Legal matters in connection with this offering, including, without limitation, the validity of the offered securities, are being passed upon for us by Davis Wright Tremaine LLP, Seattle Washington.  Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Cascade Bancorp’s internal control over financial reporting, have been audited by Delap LLP (Symonds, Evans & Company, P.C.), an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Fox-Pitt Kelton Cochran Caronia Waller

          , 2009

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses payable by us in connection with the distribution of the securities being registered.  We have estimated all amounts except the SEC registration fee and the FINRA filing fee.

Amount to be paid

SEC registration fee		$3,960
FINRA filing fee		$7,500
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Printing and reproduction expenses	$		*
Miscellaneous expenses	$		*

Total	$		*

*      Actual amounts to be completed by amendment. We will pay all of the costs identified above.

Item 14.  Indemnification of Directors and Officers.

Oregon Revised States (“ORS”) 60.387 through 60.414 provides for indemnification of directors and officers of corporations.  Under the provisions of ORS 60.394, unless limited by a corporation’s articles of incorporation, a corporation shall indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Except as provided below, Cascade Bancorp is further authorized to indemnify an individual made a party to a proceeding because the individual is or was a director or officer of Cascade Bancorp or who, while serving as a director or officer of Cascade Bancorp, is or was serving at the request of Cascade Bancorp as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against liability incurred in the proceeding if: (i) the conduct of the individual was in good faith; (ii) the individual reasonably believed that the individual’s conduct was in the best interest of Cascade Bancorp, or at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. A director’s or officer’s conduct with respect to an employee benefit plan for a purpose the director or officer reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of (ii) above. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director or officer did not meet the standard of conduct described above. Cascade Bancorp may not indemnify a director or officer in connection with a proceeding by or in the right of Cascade Bancorp in which the director or officer was adjudged liable to Cascade Bancorp, or in connection with any other proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by the director or officer. Indemnification permitted as described in this paragraph in connection with a proceeding by or in the right of Cascade Bancorp is limited to reasonable expenses incurred in connection with the proceeding.

A determination that a director or officer is entitled to indemnification must be made by the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; if a quorum cannot be obtained, then by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceedings; by special legal counsel selected by the board of directors or its committee; or by Cascade Bancorp’s shareholders.

A director or officer of Cascade Bancorp who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction.  The court, after giving any notice the court considers necessary, may order indemnification if it determines: (i) the director or officer is entitled to mandatory indemnification, in which case the court shall also order Cascade Bancorp to pay the director’s or officer’s reasonable expenses incurred to obtain court ordered indemnification; or (ii) the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standard of conduct set forth above or was adjudged liable, whether the liability is based on a judgment, settlement or proposed settlement or otherwise.

Our articles of incorporation, as amended, also eliminate the personal liability of directors of Cascade Bancorp for monetary damages for conduct as a director, excepting any liability of a director for any act or omission occurring prior to the date of adoption of the provision in our articles of incorporation, as amended, and excepting any liability of a director for (i) any breach of the director’s duty of loyalty to us or our shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any distribution to shareholders which is unlawful under Oregon law; or (iv) any transaction from which the director derived an improper personal benefit.  In addition, our articles of incorporation, as amended, further provide that if Oregon law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Cascade Bancorp shall be eliminated or limited to the fullest extent permitted by Oregon law as so amended.

Cascade Bancorp may indemnify and advance expenses as set forth above to an employee or agent of Cascade Bancorp to the same extent as a director or officer.  Our bylaws also provide for indemnification substantially as described above.

Item 15.   Recent Sales of Unregistered Securities.

During the past three years, we have not sold any shares of our common stock without registration under the Securities Act.

Item 16.  Exhibits

See Exhibit Index attached hereto and incorporated by reference.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bend, State of Oregon, on October 7, 2009.

CASCADE BANCORP

By:	/s/ Patricia L. Moss
Patricia L. Moss President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Patricia L. Moss and Gregory D. Newton, or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement and any registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 7, 2009.

Signature	Title

/s/ Patricia L. Moss	President, Chief Executive Officer (Principal Executive Officer) and Director
Patricia L. Moss

/s/ Gregory D. Newton	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)
Gregory D. Newton
Director
Jerol E. Andres
/s/ Henry H. Hewitt	Director
Henry H. Hewitt

/s/ Gary L. Hoffman	Director
Gary L. Hoffman
/s/ Judith A. Johansen	Director
Judith A. Johansen
/s/ Clarence Jones	Director
Clarence Jones
/s/ Ryan R. Patrick	Director
Ryan R. Patrick
/s/ James E. Petersen	Director
James E. Petersen
/s/ Thomas M. Wells	Director
Thomas M. Wells

Exhibit Index

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1
Articles of Incorporation. As amended, filed as exhibit 3.1 to registrant’s Form 10-Q report for the quarter ended June 30, 1997, filed August 13, 1997 (File No. 000-23322) and incorporated herein by reference.

3.2	Bylaws. As amended and restated, filed as exhibit 3.1 to registrant’s Form 8-K Current Report filed on February 25, 2008, and incorporated herein by reference.

5.1**	Form of Opinion of Davis Wright Tremaine LLP.

10.1	Registrant’s 1994 Incentive Stock Option Plan. Filed as an exhibit to registrant’s Registration Statement on Form 10-SB, filed in January 1994, and incorporated herein by reference.

10.2
Incentive Stock Option Plan Letter Agreement. Entered into between registrant and certain employees pursuant to registrant’s 1994 Incentive Stock Option Plan. Filed as an exhibit to registrant’s Registration Statement on Form 10-SB, filed in January 1994, and incorporated herein by reference.

10.3
Deferred Compensation Plans. Established for the Board, certain key executives and managers during the fourth quarter ended December 31, 1995. Filed as exhibit 10.5 to registrant’s Form 10-KSB filed March 28, 1996 (File No. 000-23322), and incorporated herein by reference.

10.4
2002 Equity Incentive Plan. Filed as an exhibit to the registrant’s filing on Form S-8/A, as filed with the Securities and Exchange Commission on April 23, 2003 (File No. 333-87884), and incorporated herein by reference.

10.5
Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Patricia L. Moss, entered into February 18, 2008. Filed as an exhibit to the registrant’s filing on Form 8-K Current Report, as filed with the Securities and Exchange Commission on February 19, 2008, and incorporated herein by reference.

10.6
Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Gregory D. Newton entered into February 18, 2008. Filed as an exhibit to the registrant’s filing on Form 8-K Current Report, as filed with the Securities and Exchange Commission on February 19, 2008, and incorporated herein by reference.

10.7
Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Peggy L. Biss entered into February 18, 2008. Filed as an exhibit to the registrant’s filing on Form 8-K Current Report, as filed with the Securities and Exchange Commission on February 19, 2008, and incorporated herein by reference.

10.8
Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Frank R. Weis entered into February 18, 2008. Filed as an exhibit to the registrant’s filing on Form 8-K Current Report, as filed with the Securities and Exchange Commission on February 19, 2008, and incorporated herein by reference.

10.9
Agreement, together with Order to Cease and Desist dated August 27, 2009.  The Order to Cease and Desist was filed as exhibit 99.2 to the registrant’s filing on Form 8-K Current Report, as filed with the Securities and Exchange Commission on September 2, 2009, and incorporated herein by reference.

10.10
Shareholders Agreement dated December 27,2005, by and among Cascade Bancorp, David F. Bolger and Two-forth Associates.  Filed as exhibit 4 to Schedule 13D filed by Mr. David Bolger and Two-Forty Associates on April 27, 2006 and incorporated herein by reference.

16.1
Letter re Change in Certifying Accountant.  Filed as exhibit 16 to registrant’s Form 8-K/A Current Report, as filed with the Securities and Exchange Commission on August 6, 2009, and incorporated herein by reference.

21.1	Subsidiaries of Registrant. Filed as exhibit 21.1 to registrant’s Annual Report on Form 10-K for the year ended December 31, 2008, filed March 13, 2009, and incorporated herein by reference.

23.1	Consent of Davis Wright Tremaine LLP (included in exhibit 5.1).

23.2*	Consent of Delap LLP.

24.1	Powers of Attorney (included at signature page).

*           Filed herewith.
**        To be filed by amendment.